*AB 3/24

[redacted]

14049566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ConvergEx Execution Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
IRA LUPKIN **(212) 468-7564**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

We, Paul Basmajian and Ira Lupkin, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of ConvergEx Execution Solutions LLC, as of December 31st, 2013, is true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Basmajian, President

Ira Lupkin, Controller

Notary Public

LOUIS DAMIANO
Notary Public, State Of New York
No. 41-5006423
Qualified In Queens County
Certificate Filed In New York County
Commission Expires December 28, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5*(g)(1)*.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ConvergEx Execution Solutions LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm
(SEC I.D. No. 8-46838)

Ernst & Young LLP

EY

Building a better
working world

ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
ConvergEx Execution Solutions LLC

We have audited the accompanying statement of financial condition of ConvergEx Execution Solutions LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ConvergEx Execution Solutions LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2014

ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 2,957,590
Cash and securities segregated in compliance with federal regulations and other restricted deposits	13,995,988
Deposits with clearing organizations	30,543,960
Receivables from brokers, dealers, and clearing organizations, net of allowance of $306,562	359,498,636
Receivables from customers, net of allowance of $2,941,145	50,844,366
Fixed assets, at cost, net of accumulated depreciation and amortization of $35,467,451	22,925,940
Other assets	7,990,908
Total assets	$ 488,757,388
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 845,178
Payables to brokers, dealers, and clearing organizations	284,848,009
Payables to customers	4,648,327
Commission management payable	19,121,770
Accrued compensation and other liabilities	44,542,464
	354,005,748
Subordinated liabilities	20,000,000
Total liabilities	374,005,748
Member's equity	114,751,640
Total liabilities and member's equity	$ 488,757,388

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

ConvergEx Execution Solutions LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in execution solutions for buy-side market participants that includes U.S. equities, U.S. listed options and fixed income, global transition management and commission management. In addition, the Company provides a comprehensive suite of execution and clearing services for sell-side market participants. The Company's institutional clients include investment managers, hedge funds, corporations, plan sponsors, broker-dealers, and financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA"), and other regional exchanges. The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The Company is also registered as a commodity trading advisor with the U.S. Commodity Futures Trading Commission ("CFTC"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings, LLC ("Holdings") owns 99% of the membership interests in Group, while GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, owns the remaining membership interests in Group (together Holdings and Group to be referred to as "ConvergEx"). Holdings is owned by GTCR, the Bank of New York Mellon Corporation ("BNY Mellon"), management, and current and former directors and employees.

2. Significant Accounting Policies

The statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Cash and Securities Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and securities segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3, cash held in accounts designated as Special Reserve Bank Accounts for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") (Note 11), and a certificate of deposit in the amount of $254,402 pledged as security for an outstanding letter of credit.

Securities Transactions

Securities transactions are recorded on a trade date basis. Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed plus the related interest receivable, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to receive, or to facilitate securities lending to customers. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The cash advanced to the lender is equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash advanced, as appropriate.

Receivables from customers consist of customer fails to deliver, commissions earned, and receivables arising from the Company's prepayment of third-party soft dollar research, net of an allowance for doubtful accounts. A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

2. Significant Accounting Policies (continued)

Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company in the statement of financial condition.

Payables to brokers, dealers, and clearing organizations include amounts payable for fails to receive, cash received for securities loaned plus the related interest payable, and amounts payable to broker-dealers and clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by a customer or a fail to deliver, or to assist clients to help fulfill their short selling requirements, or to facilitate securities borrowing from customers. Securities loaned transactions allow the Company to receive cash that is less than or equal to the market value of the securities loaned. Securities loaned transactions are recorded at the value of the cash received by the Company. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate. Payables to customers primarily consist of customer fails to receive.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables related to securities transactions, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Specifically for prepaid research, the Company also evaluates the customer's financial condition and business operations, as well as its historical, current and forecasted trading activity in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents. Securities owned and securities sold short, not yet purchased are recorded on a trade date basis and reported at quoted market prices for identical assets or liabilities in active markets. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to ten years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Other Assets

Other assets consist primarily of securities owned, prepaid expenses, rent due from affiliates for subleased office space, intangible assets, receivables from affiliates for management and technical services (Note 7) or expenses the Company paid on behalf of related parties, and other miscellaneous receivables.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of securities sold not yet purchased, accrued bonuses, incentives and other employee benefit expenses, accrued expenses, accounts payable, payables to related parties for management and technical services (Note 7) or expenses affiliates have paid on behalf of the Company, and other miscellaneous liabilities.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of taxes to New York City for unincorporated business tax.

2. Significant Accounting Policies (continued)

The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

In accordance with ASC 740, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The Company's policy is to treat interest and penalties related to income tax matters and uncertain tax positions as a component of tax expense. As of December 31, 2013, the Company reflected $734,143 of unrecognized tax benefits and $580,825 of related accrued interest in accrued compensation and other liabilities. The Company's New York City unincorporated business tax return is under examination for tax year 2008 and 2009, while the statute of limitations for tax years through 2007 has expired.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets. Level 1 financial instruments consist of securities owned and securities sold not yet purchased consist of US equity securities positions temporarily held by the Company that result from the normal course of agency brokerage.

3. Financial Instruments (continued)

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured. Level 2 financial instruments consist of a certificate of deposit the Company has pledged as security for an outstanding letter of credit. The fair value of certificates of deposit is determined by using a discounted cash flow methodology.

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

There were no transfers among Levels during the year. The following is a summary of financial assets and liabilities measured at fair value as of December 31, 2013:

Description	Quoted Prices in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
Cash and securities segregated in compliance with federal regulations and other restricted deposits:				
Certificates of deposit:	$ –	$ 254,402	$ –	$ 254,402
Other assets				
Equities	17,018	–	–	17,018
Total assets	$ 17,018	$ 254,402	$ –	$ 271,420
Liabilities				
Accrued Compensation and other liabilities:				
Equities	$ 36,250	$ –	$ –	$ 36,250
Total liabilities	$ 36,250	$ –	$ –	$ 36,250

4. Receivables and Payables

Receivables from, and Payables to, Brokers, Dealers, and Clearing Organizations

At December 31, 2013, amounts receivable from and payable to brokers, dealers, and clearing organizations include:

Receivables:	
Securities borrowed	$ 289,544,740
Clearing organizations	53,241,277
Broker-dealers	8,289,258
Commissions receivable	6,204,172
Securities failed to deliver	2,525,751
Allowance for doubtful accounts	(306,562)
Total receivables	$ 359,498,636
Payables:	
Securities loaned	$ 229,324,635
Broker-dealers	45,813,507
Clearing organizations	7,091,920
Securities failed to receive	2,617,947
Total payables	$ 284,848,009

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2013, without any adverse financial effect.

Receivables from, and Payables to, Customers

Receivables:	
Customer fails to deliver	$ 40,495,435
Prepaid research	11,018,057
Other	2,272,019
Allowance for doubtful accounts	(2,941,145)
Total receivables	$ 50,844,366
Payables:	
Customer fails to receive	$ 4,648,327
Total payables	$ 4,648,327

5. Fixed Assets

At December 31, 2013, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 30,233,984	$ (14,705,117)	$ 15,528,867
Computer hardware	16,306,281	(11,497,060)	4,809,221
Leasehold improvements	7,569,783	(6,608,667)	961,116
Purchased software	3,358,504	(2,274,508)	1,083,996
Furniture and equipment	924,839	(382,099)	542,740
Total	$ 58,393,391	$ (35,467,451)	$ 22,925,940

Included in computer hardware and the related accumulated depreciation are $2,851,138 and $2,019,556 respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $557,781 due in 2014 which represents remaining principal payments due under capital lease obligations.

The Company capitalized $2,211,807 of internally developed software costs in 2013. In addition, the Company purchased $1,697,327 of internally developed software from Group for development work Group employees performed on behalf of the Company. The Company removed fully depreciated fixed assets totaling $14,573,690 from internally developed software and computer hardware during the year.

6. Related-Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

The Company provides trade execution and clearing services for Westminster Research Associates LLC ("WRA"), a wholly owned subsidiary of Group. The Company pays a referral fee for each trade executed and remits commissions paid to WRA as part of the introducing broker agreement.

6. Related-Party Transactions (continued)

G-Trade Services LLC ("G-Trade"), a wholly owned subsidiary of Group, provides execution and clearing services of non-US electronic trades for the Company on a fully disclosed basis. G-Trade collects the commissions on the settlement of the trades and remits a referral fee to the Company.

LiquidPoint LLC ("LiquidPoint"), a wholly owned subsidiary of Group, provides option execution and clearing services, and referral services to the Company.

Eze Castle Transaction Services LLC ("ECTS") was a wholly owned subsidiary of Group that provided broker-dealers with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS") to the Company. The EzeOMS was provided to asset management clients by Eze Castle Software LLC ("Eze LLC"), which was a wholly owned subsidiary of Group. The Company provided EzeOMS terminals for certain customers based on the volume of business transacted by those customers. The EzeOMS terminals were used by the customers to submit orders and effect transactions through the Company. ECTS was sold on April 3, 2013.

RealTick LLC ("RealTick") was a wholly owned subsidiary of Group that provided a multi-asset class electronic execution management system ("EMS") platform that delivered integrated analysis, execution and evaluation solutions. The Company provided RealTick terminals to certain customers and the RealTick terminals were used to submit orders and effect transactions to the Company. RealTick also provided market data services to the Company. RealTick was sold on April 3, 2013.

The Company provides trade execution and clearing services for ConvergEx Prime Services LLC, ("CPS"), a wholly owned subsidiary of Group.

The Company provides trade execution and clearing services to BNY Mellon and certain of its subsidiaries, including Pershing LLC ("Pershing"), an indirect wholly owned subsidiary of BNY Mellon. Pershing provides international fixed income and options clearing services to the Company.

6. Related Party Transactions (continued)

As part of its daily operations, the Company enters into securities borrowed and securities loaned transactions with BNY Mellon, Pershing and certain subsidiaries of BNY Mellon and Pershing.

The Company provides office space and related services to BNY Mellon and to other subsidiaries of ConvergEx. The Company and several related party entities that are under common control with the Company, are party to an agreement that permits the Company to allocate a portion of its net New York City lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by the Company. The Company is provided office space by other subsidiaries of ConvergEx.

ConvergEx Limited ("Limited"), a wholly owned subsidiary of Group, introduces U.S. trades to the Company on a fully disclosed basis to be executed and cleared.

The Company maintains uncommitted line of credit agreements with certain affiliates (see Note 8). The Company also maintains a separate borrowing facility with BNY Mellon under a subordinated agreement (see Note 7).

In December 2013, the Company, G-Trade and ConvergEx Global Markets ("CGM"), an affiliate of the Company, were parties to the resolution of an investigation by the SEC; CGM was also a party to the resolution, announced the same day, of the parallel investigation conducted by the Department of Justice. The resolution of these investigations did not have a material impact on the financial position of the Company.

6. Related Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2013:

As of December 31, 2013	BNY Mellon	Pershing	G-Trade	Group	WRA	Other Affiliates	Total
Assets							
Receivables from brokers, dealers and clearing organizations, net of allowance	$ 4,151,641	$29,897,444	$ –	$ –	$ –	$ 146,087	$ 34,195,172
Other assets	–	82,684	–	3,004,976	–	302,357	3,390,017
Total assets	$ 4,151,641	$29,980,128	$ –	$ 3,004,976	$ –	$ 448,444	$ 37,585,189
Liabilities							
Accrued compensation and other liabilities	$ 138,584	$ –	$ 301,779	$ –	$ 213,682	$ 1,033,576	$ 1,687,621
Total liabilities	$ 138,584	$ –	$ 301,779	$ –	$ 213,682	$ 1,033,576	$ 1,687,621

7. Subordinated Liabilities

The Company maintains a separate $20,000,000 floating rate revolving term subordinated note with BNY Mellon scheduled to expire on December 16, 2014. The subordinated borrowing facility has an interest rate based on LIBOR plus 4.00%, or, if the LIBOR rate is not available, an alternative rate of 2.75% plus the greater of the BNY Mellon prime rate or the federal funds effective rate plus 0.50%. In addition, this subordinated borrowing facility has an annual commitment fee of 0.50% on the unutilized amount of the note which is payable quarterly. The subordinated borrowing facility is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing facility was drawn on November 12, 2013, and the balance of $20,000,000 remains outstanding as of December 31, 2013.

As of December 31, 2013, a payable related to this agreement and a payable of $92,098 was included, net of other receivables from BNY Mellon, in other assets on the statement of financial condition.

8. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing corporations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured financing arrangements are collateralized by the unsettled customer securities.

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2013. All non-affiliated arrangements are with large financial institutions.

8. Financing arrangements (continued)

	Maturity Date	Rate	Total Amount Available	Amount Outstanding
Affiliates				
Unsecured				
BNY Mellon	None	LIBOR plus ½ %	$ 20,000,000	$ –
Group	None	Fed funds effective rate plus 2 %	200,000,000	–
Secured				
BNY Mellon	None	Rate set by Bank	100,000,000	–
BNY Mellon	None	LIBOR plus ¾ %	125,000,000	–
Total affiliates			445,000,000	–
Non-affiliates				
Unsecured	None	Federal funds effective rate plus ¾ %	15,000,000	–
Unsecured	None	Fed funds effective rate plus 1 %	50,000,000	–
Secured	June 1, 2014	Fed funds effective rate plus 2½%	50,000,000	–
Secured	None	Fed funds effective rate plus ¾ %	100,000,000	–
Total non-affiliates			215,000,000	–
Total			$ 660,000,000	$ –

As of December 31, 2013, interest payable of $712 related to these borrowings was included in accrued compensation and other liabilities on the statement of financial condition.

9. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2013, the Company had net capital of $88,797,175 and its net capital requirement was $855,262. At December 31, 2013, the Company had no required deposit in accordance with SEC Rule 15c3-3. However, the Company had segregated $10,773,764 of cash in a special bank account for the benefit of customers.

9. Regulatory Requirements (continued)

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for PAIB, as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2013, the Company had $2,967,821 of cash on deposit in special reserve bank accounts for PAIB, which was in excess of its required deposit of $0.

10. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company (see Note 6):

	Lease Payments	Sub lease Rentals Due	Net Lease Payments
Year:			
2014	$ 11,327,834	$ (6,505,381)	$ 4,822,453
2015	7,754,022	(4,358,123)	3,395,899
2016	351,220	–	351,220
2017	368,358	–	368,358
2018	371,231	–	371,231
Thereafter	886,513	–	886,513
	$ 21,059,178	$ (10,863,504)	$ 10,195,674

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between August 2015 and June 2022, and the subleases expire in August 2015.

In December 2013, the Company and several other ConvergEx entities were named in a lawsuit filed in the United States District Court for the Southern District of New York. The lawsuit is a purported class action brought on behalf of all participants, beneficiaries and named fiduciaries of ERISA plans affected by net trading by ConvergEx Global Markets in Bermuda from 2006 to

10. Commitments and Contingencies (continued)

2011. The lawsuit alleges breach of fiduciary duty and prohibited transactions under ERISA. The Company believes that it has numerous defenses to these claims and intends to file a motion to dismiss the complaint; consequently, the Company does not believe that this matter presents a probable and reasonably estimable loss contingency at this time.

The Company believes that no actions, other than the matter described above, depart from the customary litigation or regulatory inquiries incidental to its business. On the basis of the Company's current knowledge and understanding, the Company does not believe that judgments or settlements, if any, arising from any other matter, either individually or in the aggregate, will have a material effect on the Company.

11. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of ConvergEx. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program.

12. Deferred Compensation

ConvergEx provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including the year for which the award was granted, and are payable at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made to employees on the date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge any risk associated with changes in the amounts due to employees upon vesting, Group has purchased investments similar to the elected options. The plan had no material effect on the Company's financial position in 2013. Including the performance of the employees' investment elections to date, the Company plans to make payments related to these deferred bonus programs of $5,466,473 in 2014, $5,232,880 in 2015 and $4,171,121 in 2016, respectively. Additionally, the Company granted a leadership award of $2,860,000 to certain employees in November 2013, that is payable in August 2014, provided the employees remain employed by the Company in good standing.

13. Restructuring

During 2013, the Company recorded restructuring expense. The majority of the actions related to this plan were completed by the end of 2013. The entire amount was related to severance and related benefits. The majority of the liability was paid in 2013. The Company expects that the remaining severance and related benefits of approximately $148,523 will be paid in 2014.

14. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

14. Off-Balance-Sheet Credit Risk (continued)

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2013, the Company borrowed securities with a fair value of $281,109,007 for which cash totaling $288,962,730 was given to counterparties as collateral. Of these borrowed securities, securities with a fair value of $53,993,099 have been pledged or otherwise transferred to others to facilitate settlement of securities transactions and securities with a fair value of $219,726,902 have been loaned to others under securities loaned agreements. In addition, the Company obtained securities with a fair value of approximately $107,502,744 under fully disclosed clearing agreements. Of this amount, securities with a fair value of approximately $8,867,061 have been either pledged or otherwise transferred to others to facilitate settlement of securities transactions.

The Company typically loans securities in order to fund non-standard settlements requested by a customer of a fail to receive or to assist clients to help fulfill their short selling requirements. As of December 31, 2013, the Company had loaned securities with a fair value of $222,038,110, for which cash totaling $228,833,457 was received.

The Company provides access to various exchanges for certain customers via sponsored line agreements. These customers use the lines to transmit trade orders directly to various exchanges. The Company monitors the activity through the lines but does not have access to stop the activity flowing through these lines, and is therefore exposed to risk of loss should the customer not meet their obligations. The Company is billed for activity flowing through these lines, and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its obligations with respect to these charges.

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

14. Off-Balance-Sheet Credit Risk (continued)

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2013.

15. Subsequent Events

There are no other capital withdrawals anticipated within the next six months other than normal monthly distributions to Group based on estimated monthly profits. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition.

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